LLOYD L. ROTHENBERG Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4937 Main 212.407.4000 Fax 212.656.1076 lrothenberg@loeb.com

January 18, 2008

Ms. Jennifer R. Hardy
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Registration Statement on Form SB-2
Filed November 14, 2007
File No. 333-147372                           .

Dear Ms. Hardy:

On behalf of our client, Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of  Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (including Exhibits) (“Registration Statement”). The Registration Statement reflects responses to the comments to Amendment No. 1 to the Registration Statement filed with the Commission on December 21, 2007, set forth in the Staff’s letter to the Company, dated January 10, 2007 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the enclosed submission.

General

1.             We have read your response to prior comment 18. Please also include the weighted average number of shares of common stock outstanding used to calculate your loss per share on the statement of operations.

Response to Comment 1:

The Company has revised its Statement of Operations (pg. F-17) to include the weighted average number of shares of common stock used to calculate its loss per share.

Los Angeles    New York    Chicago    Nashville    www.loeb.com

A limited liability partnership including professional corporations

Ms. Jennifer R. Hardy Securities and Exchange Commission January 18, 2008 Page 2

Certain Relationships and Related Transactions, page 43

2.   We note your statement in MD&A that all of your funding has been generated from sales of common stock and loans from directors and officers. Please disclose the terms of these loans here, and identify the directors and officers..

Response to Comment 2:

The Company has revised the section “Certain Relationships and Related Transactions” (pg. 43) to disclose the terms of the loans made to the Company by Viktor Rozsnyay and Daniel Kun, Jr.

Note 2 - Summary of Significant Accounting Policies, page F-8

Net Income (Loss) Per Share of Common Stock, page F-10

3.   We have read your response to prior comment 22. On page F-10, you indicate that unvested restricted common shares that are subject to forfeiture provisions in the event the contractual relationship with the Company terminates prior to vesting are excluded in the calculation of diluted earnings per share. Please disclose why unvested restricted common shares would not be included in calculating diluted earnings per share, if dilutive. Please also revise your disclosures regarding anti-dilutive shares, as appropriate. See paragraphs 20 and 40(c) of SFAS 128 as well as footnote 12 to that SFAS.

Response to Comment 3:

The Company has revised its disclosure on pg. F-10 under the heading “Net Income (Loss) Per Share of Common Stock” (now titled “Loss Per Share”) to indicate that unvested restricted common shares, if dilutive, would be included in calculating diluted earnings per share. However, as there were no unvested restricted common shares issued and outstanding, the Company believes reference to such shares is not necessary.

Note 7 - Note Payable, page F-13

4.   We have read your response to prior comment 23. Please revise your disclosures on pages 19, 39, and 43 to provide a more complete disclosure similar to your disclosure on page F-13. Your current disclosure on the above mentioned pages does not provide a complete disclosure of the facts and circumstances surrounding the additional compensation given to Mary Passalaqua and how this amount was recorded prior to the recapitalization.

Response to Comment 4:

The Company has made the requested revisions (pgs. 19, 39 and 43) at the locations indicated.

Ms. Jennifer R. Hardy Securities and Exchange Commission January 18, 2008 Page 3

Note 10 -- Subsequent Events, page F-15

Item 26. Recent Sales of Unregistered Securities, page 57

5.   We have read your response to prior comment 26. On page F-15, you indicate that as part of the agreement, Ms. Rozsa was granted 250,000 shares of restricted stock of which 100,000 shares are vested upon grant and 30,000 shares will vest quarterly. Please tell us how you determined that you will recognize only $125,000 as of December 31, 2007. It would appear that, at a minimum, the entire 100,000 shares that vest upon grant should be recorded as compensation expense in the amount of $250,000. It appears that an additional 30,000 shares in the amount of $75,000 would also vest at December 31, 2007. Please also revise compensation expense as of December 31, 2007 for the agreements with Szilvia Toth and Sandorne Juhasz as well. Please revise your disclosures for compensation expense during the years ended December 31, 2007 and 2008, including MD&A on page 19, accordingly.

Response to Comment 5:

The Company is in agreement with the staff's comment and has revised Note 10 (pg. F-15) accordingly.  The Company has also revised its compensation expense disclosure in the MD&A (pg. 19).

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm.

6.   We have read your response to prior comment 34. Please make arrangements with your auditor to revise the audit report and consent to reference the appropriate financial statement periods covered by the audit report. The audit report and consent should reference the balance sheet of Power of the Dream Ventures, Inc (a development stage company) as of December 31, 2006 and the related statements of operations, shareholders' equity, and cash flows for the period from April 26, 2006 (date of inception) to December 31, 2006. Please also revise throughout the audit opinion and experts section to reference Power of the Dream Ventures, Inc. in accordance with our prior comment 18. In addition, please revise the consent to refer to the Form SB-2, as amended.

Response to Comment 6:

A revised audit report and consent has been included in accordance with the Staff’s comment.

The section, “Experts” (pg. 52) has been revised to reference the Company and eliminate and the reference to Vidatech.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4937, or my colleague, Michael Kistler, at (212) 407-4826.

Ms. Jennifer R. Hardy Securities and Exchange Commission January 18, 2008 Page 4

Sincerely,

/s/ Lloyd L. Rothenberg

Lloyd L. Rothenberg
Partner

cc:	Viktor Rozsnyay